UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

December 15, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



05005074

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure


UFJ

Press Release

December 15, 2004

UFJ Holdings, Inc.

Dividend Payment of an Overseas Subsidiary

We hereby give notice that UFJ Bank Limited (UFJ Bank), a subsidiary of UFJ Holdings, Inc., passed a resolution to allow Tokai Preferred Capital Company L.L.C., an overseas special purpose company of UFJ Bank, to pay dividend on its preferred securities (OPCO securities) on December 30, 2004 as prescribed.

【Terms and Conditions】

1. Issuer

Tokai Preferred Capital Company L.L.C.

2. Offered Securities

Non-cumulative Preferred Securities
("the Offered Securities", hereafter)
The Offered Securities are intended to provide holders with rights to liquidation preferences that are substantially paripassu to those provided by UFJ Bank's most senior class of preferred shares, and ranks senior to the common securities as to payment of dividends.

3. Maturity Date & Redemption

The Offered Securities are perpetual, but may be redeemed in whole or in part on any dividend payment date commencing in June 2008 at the option of the issuer. Any redemption of the offered securities is subject to compliance with applicable regulatory requirements, including the prior approval of the Financial Services Agency of Japan if then required.

4. Dividend

Non-cumulative dividends are payable at a fixed rate through the dividend payment date in June 2008 and thereafter, at a floating rate with a step-up.

5. Amount

USD1billion (USD1,000 per security)

6. Issuing Date

March 26, 1998

7. Dividend Payment Dates

The last day of June and December of each year or, if such day is not a Business Day, the immediately preceding Business Day.

8. Condition on Dividend Irrevocable

Dividends will become irrevocably due and payable on each dividend payment date unless either a regulatory event has occurred and is continuing or the Issuer receives (or deems to receive) a notice from the holder of the common securities instructing not to pay dividends on such dividend payment date (the "dividend shift notice"), in which case no dividend shall become due and payable on such dividend payment date; provided, however, that if the dividend payment date as to which such dividend shift notice is delivered is a compulsory dividend payment date, then such dividend shift notice will apply to the first dividend payment date thereafter that is not a compulsory dividend payment date.
"Regulatory event" means an event where UFJ Bank's total risk-based capital ratio or Tier I risk-based capital ratio, calculated on a consolidated basis as of the end of any period in respect of which UFJ Bank submits financial statements to the Financial Services Agency of Japan, declines below the minimum percentage required by Japanese banking regulation.

9. Condition on Compulsory Dividend Payment

If UFJ Bank pays any dividends on any of its capital stock with respect to any fiscal year of UFJ Bank, then the Issuer will be required to pay full dividends on the Offered Securities on the dividend payment dates that occur in December of the calendar year in which such fiscal year ends and June of the next succeeding calendar year upon with dividend payment dates the issuer is required to pay full dividends on the Offered Securities

10. Liquidation Preference

USD1,000 per security